Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada  V6C 3L2
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
www.aurizon.com	Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 22 - 2012

August 9, 2012
FOR IMMEDIATE RELEASE

AURIZON REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS

Aurizon reports unaudited financial results for the second quarter of 2012, which have been prepared on the basis of available information up to August 6, 2012.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.  All dollar amounts are in Canadian dollars unless otherwise stated.

Second Quarter 2012 Highlights and Significant Items

▪	Net profit of $8.6 million, or $0.05 per share, 29% higher than second quarter 2011.

▪	EBITDA¹ of $25.4 million compared to $27.9 million in the second quarter 2011.

▪	Operating profit margin² per ounce of US$921.

▪	Gold production of 37,820 ounces.

▪	Cash balances of $208 million and no debt.

▪	Joanna feasibility study completed.

▪	Encouraging exploration results at Casa Berardi and Joanna.

From the President and Chief Executive Officer, George Paspalas:

“The results of a positive Feasibility study on the Hosco deposit at Joanna were received during the second quarter and have established in-pit mineral reserves of 1.66 million ounces of gold.  A capital allocation decision was made to defer development and permitting of the Hosco deposit.  We have seen early stage exploration potential at Heva and the Hosco West extension, and the concept of adding non-refractory and higher grade refractory ore to the development scenario at the property is currently being explored.  Both areas have provided positive drill results during the second quarter.

Gold production for second quarter 2012 was 13% higher than the first quarter 2012.  Although production is now on track, we believe it is prudent to trim our production guidance for the year from 155,000 - 160,000 ounces to approximately 150,000 ounces of gold.  Commensurate with the production guidance, we are also revising the total cash costs per ounce from US$600 to US$645.

Our focus remains to grow the Company by pursuing opportunities that would be accretive to shareholder value.  The exploration success at Casa Berardi which has confirmed continuity and extension of previously identified lenses, and identified potentially new lenses adjacent to the 123 zone, and the encouraging drill results from Heva and the Hosco West extension, highlight the potential for future growth at these two properties.”

1 & 2 See “Non-GAAP Measures” on pages 8 & 9

News Release – August 9, 2012 Aurizon Reports Second Quarter 2012 Financial Results	Page | 2

FINANCIAL RESULTS

Financial review of the second quarter 2012

Net Profit of $8.6 million, or $0.05 per share, was achieved in the second quarter 2012, 29% higher than the net profit of $6.6 million, or $0.04 per share, in the same period of 2011.  Comparative second quarter 2011 results were negatively impacted by the retroactive enactment of higher Quebec resource taxes.  Profit before income taxes in the second quarter of 2012 was 23% lower than the same period of 2011 as a result of higher total production costs.

Revenue from Casa Berardi operations increased to $60.9 million in the second quarter of 2012 from the sale of 37,345 ounces of gold, compared to $59 million from the sale of 39,900 ounces of gold in the same quarter of 2011. The average realized gold price was US$1,592 per ounce and the average Cad/US exchange rate was 1.02, compared to realized prices of US$1,521 per ounce at an average exchange rate of 0.97 in the same quarter of 2011.  The average London afternoon gold fix for the second quarter of 2012 was US$1,611 per ounce compared to US$1,504 per ounce for the same period of 2011.

Cost of sales for the second quarter 2012, comprising operating costs and depreciation and amortization of $25.5 million and $10.7 million respectively totalled $36.2 million.  On a unit cost basis, total cash costs per ounce of gold sold³ were US$671 and depreciation and amortization was US$283 per ounce, for a total production cost of US$954 per ounce.  As reported in the first quarter, changes to the mining sequence were necessary in the first half of 2012 as a result of a lack of shotcrete capacity required for ground rehabilitation which has now been resolved.  These operational issues impacted productivities during the quarter, resulting in higher unit operating costs4 than plan of Cad$142 per tonne.

Gross profit of $24.7 million in the second quarter 2012 decreased from $29.1 million for the same period of 2011.  Moderately higher realized gold prices were more than offset by higher operating costs resulting in operating profit margins to decline to US$921 per ounce compared to US$977 per ounce in the same quarter of 2011.  Higher depreciation and amortization charges of US$283 per ounce also impacted second quarter results, compared to US$225 per ounce in the same quarter of 2011.

EBITDA declined 9% to $25.4 million, compared to $27.9 million in 2011, as a result of higher unit total cash costs, partially mitigated by higher gold prices.

Exploration expenditures in the second quarter 2012 totalled $5.4 million compared to $6.1 million in the same period of 2011.  Exploration activities in 2012 were conducted primarily on the Marban and Joanna projects, including the completion of the feasibility study at Joanna.

General and administrative costs in the second quarter 2012 totalled $4.2 million, matching those costs in the same period of 2011.

Income and resource taxes totalled $6.4 million, or 43% of pre-tax earnings, for the second quarter 2012, significantly lower than the $12.7 million, or 66% of pre-tax earnings, for the same period of 2011.  The second quarter 2011 taxes reflect the retroactive enactment of higher Quebec resource taxes to March 31, 2010, which increased the tax rate from 12% to 14% from April 1, 2010 onward and to 15% in 2011.  The Quebec resource tax rate in 2012 is 16%.

The combined Canadian statutory income and resource tax rate for the Company in 2012 is 38.4%.  The difference in the statutory rates from the effective rates in 2012 is primarily due to the non-deductibility of certain costs, particularly for the determination of the Quebec resource tax.

Cash flows from operating activities in the second quarter 2012 totalled $21.7 million, compared to $23.1 million in the same period of 2011.  The decrease in cash flow from a year ago is principally due to lower gold sales volumes and lower operating profit margins resulting from higher total cash costs, partially mitigated by higher realized gold prices.

3, & 4 See “Non-GAAP Measures” on pages 8 & 9

News Release – August 9, 2012 Aurizon Reports Second Quarter 2012 Results	Page | 3

Investing activities totalled $15.6 million in the second quarter 2012, compared to $13.0 million for the same period of 2011.  Capital expenditures at Casa Berardi totalled $19.4 million in the second quarter 2012, of which $17.3 million was on sustaining capital and development, and $2.1 million was on exploration activity.

Financing activities during the second quarter 2012 resulted in cash inflows totalling $3.0 million from incentive stock option exercises.

First Half 2012

Net Profit for the six months ended June 30, 2012 was $16.8 million, or $0.10 per share, compared to $9.1 million or $0.05 per share in the same period of 2011.  First half operating results were positively impacted by higher realized gold prices, partially reduced by lower gold sales volume and higher total production costs, compared to the same period of 2011. Profits in the first half of 2011 were also adversely impacted by a significant increase in income and resource taxes associated with the new Quebec resource tax.

Lower ore grades partially mitigated by higher ore throughput in the first half of 2012 compared to the same period of 2011 resulted in gold production totalling 71,308 ounces compared to 73,394 ounces in the same period of 2011.  A weaker Canadian dollar over the past year has had a positive effect on US dollar denominated gold prices.

Cash flow from operating activities totalled $25.1 million in the first half of 2012, compared to cash flow of $37.6 million for the same period of 2011.  The decrease in cash flow in 2012 is primarily due to a $10.2 million increase in non-cash working capital items resulting from the payment in 2012 of income and resource tax payments totalling $18.4 million in respect of 2011 taxes owing.  Operating profit margins increased to US$963 per ounce in 2012, compared to US$882 per ounce in the same period of 2011.

Investing activities in the first half of 2012 totalled $36.1 million, of which $33.7 million was invested in sustaining capital and exploration expenditures at Casa Berardi.  In the same period of 2011, investing activities totalled $24.0 million, of which $23.9 million was invested in capital and exploration expenditures at Casa Berardi.

Financing activities resulted in cash inflows of $5.3 million in the first half of 2012 compared to cash outflows of $0.4 million for the same period of 2011.

CASH RESOURCES AND LIQUIDITY

As at June 30, 2012, cash and cash equivalents were $207.9 million, compared to $213.5 million as at December 31, 2011.  Cash balances were impacted by income and resource tax payments totalling $18.4 million in 2012 in respect of taxes owing for 2011.  Working capital increased to $202 million from $198 million as at December 31, 2011.  The US$50 million revolving credit facility established on January 31, 2011 remains un-utilized as at August -6, 2012.

News Release – August 9, 2012 Aurizon Reports Second Quarter 2012 Results	Page | 4

CASA BERARDI

Operations

	2012			2011
	1st Half	Q2	Q1	Q4	Q3	Q2	Q1
Operating results
Tonnes milled	341,285	176,557	164,728	170,283	188,571	178,233	161,036
Grade – grams/tonne	7.13	7.27	6.99	9.13	7.95	8.00	6.85
Mill recoveries - %	91.1%	91.7%	90.5%	92.0%	92.2%	90.4%	90.2%
Gold production – ounces	71,308	37,820	33,488	45,995	44,457	41,417	31,976
Gold sold – ounces	70,709	37,345	33,364	50,787	40,257	39,900	34,306
Per ounce data – US$5
Average realized gold price (i)	$1,639	$1,592	$1,692	$1,655	$1,695	$1,521	$1,392
Total cash costs (ii)	$676	$671	$681	$498	$497	$544	$621
Amortization (iii)	263	283	234	238	250	225	238
Total production costs (iv)	$939	$954	$915	$736	$747	$769	$859

Table footnotes:
(i)	Realized gold prices divided by ounces sold.
(ii)	Operating costs net of by-product credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.
(iii)	Depreciation and amortization charges.
(iv)	Total cash costs plus depreciation and amortization charges.

CASA BERARDI DISCUSSION

Operational results

Ore throughput increased 7% and ore grades improved 4% in the second quarter compared to the first quarter 2012.  As reported in the first quarter, changes to the mining sequence were necessary in the first half of 2012 due to a lack of shotcrete capacity required for ground remediation, which has now been resolved.  Gold production from the Casa Berardi mine in the second quarter of 2012 totalled 37,820 ounces, 13% higher than the first quarter 2012, and lower than the second quarter 2011 production of 41,417 ounces.

Daily ore throughput of 1,940 tonnes per day at an average grade of 7.27 grams per tonne was achieved in the second quarter 2012, compared to 1,959 tonnes per day at an average grade of 8.0 grams per tonne in the same quarter of 2011.  Lower ore grades were the principal factor for the lower gold production in the second quarter 2012.  Unit operating costs on a Canadian dollar per tonne basis in the second quarter of 2012 were higher than plan, at $142 per tonne, due to difficult ground conditions and higher rehabilitation costs.  Unit operating costs in the same quarter of 2011 were $119 per tonne.

The anticipated higher unit operating costs on a per tonne basis in 2012, resulted in total cash costs of US$671 per ounce in the second quarter 2012, compared to US$544 in the same quarter of 2011.  A combination of a 19% increase in unit operating costs together with 9% lower ore grades resulted in the higher total cash costs per ounce in the second quarter 2012, compared to the same quarter of 2011.

Moderately higher realized gold prices were more than offset by higher operating costs resulting in operating profit margins to decline to US$921 per ounce compared to US$977 per ounce in the same quarter of 2011.

Ore throughput and grades are anticipated to be higher in the second half of 2012, which is expected to result in higher gold production and lower total cash costs per ounce than those realized in the first half of 2012.

5 See “Non-GAAP Measures” on pages 8 & 9

News Release – August 9, 2012 Aurizon Reports Second Quarter 2012 Results	Page | 5

Casa Berardi Shaft Deepening

Shaft deepening of the West Mine production shaft continued with 106 metres of sinking completed in the first half of 2012 from the 760 metre level down to the 866 metre level.  Also completed in the first half of the year were the excavation of the loading pocket at the 795 level and the installation of a sinking hoist for the second phase of shaft deepening.  Shaft deepening is expected to be completed in the first quarter 2013 and operational by the third quarter 2013.  The shaft will provide access to the lower portion of Zones 113, 118, and 123 from a drift at the 1,010 metre level.  As previously reported, with production priorities impacting the scheduling and productivity of the shaft deepening project, as well as general inflationary cost pressures, the capital costs for the shaft deepening and lateral drift development at the 1,010 metre level to access Zones 113, 118 and 123 is now projected to be $40 million, of which $7.4 million has been incurred in the first half of the year, and $17.2 million incurred to date.  Approximately $10.5 million will be incurred in the second half of 2012 and the balance in 2013.

Casa Berardi Exploration

Three surface rigs and eight underground drill rigs were active at Casa Berardi during the second quarter 2012.  The underground drill rigs were primarily focused on infill and step-out drilling of the upper extensions of Zones 118 and 123 from the 550 level drift as well as depth extensions of Zones 118 and 123. Drilling in the vicinity of Zone 123 from the 810 metre drift has confirmed the identification of new mineralized lenses outside of the known resource block.  Some of the better drill results include 6.7 grams per tonne over 25 metres; 16.1 grams per tonne over 6.4 metres; and 5.8 grams per tonne over 9.5 metres.

One surface drill rig continues to be active exploring Zone 160 near the East mine mill facilities where there may be an opportunity to establish an open pit operation.  Some of the better drill results include 16.9 grams per tonne over 2.2 metres and 1.0 gram per tonne over 19.5 metres.  A second surface drill rig was actively exploring the Principal Zone and another exploring the depth extensions of the West Mine area.  Some of the better drill results from the eastern side of the Principal Zone and outside of the pit contours are 1.7 grams per tonne over 163.8 metres and 5.1 grams per tonne over 49.4 metres.

FEASIBILITY AND EXPLORATION DISCUSSION

Joanna Gold Development Property

The results of the Joanna Hosco Feasibility Study were received in the second quarter of 2012. The Feasibility Study established in-pit mineral reserves of 1.66 million ounces of gold in the Hosco deposit that forms part of the 100% owned Joanna project.  The Feasibility Study was prepared by BBA Inc. of Montreal, (“BBA”) with contributions from other engineering firms and consultants, in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).

The Feasibility Study was prepared as an open pit mining project relating solely to the mineral reserves located on the Hosco deposit.  The Hosco deposit forms part of the Joanna Project which is located in pro-mining, north-western Quebec, 20 kilometres east of the town of Rouyn-Noranda.  The in-pit mineral reserves were estimated at a cut-off grade of 0.5 g/t for a total diluted proven and probable reserve estimate of 41.1 million tonnes at 1.26 grams/tonne representing 1.66 million ounces of gold.  The mine plan was designed for a 8,500 tonnes per day operation, with an average stripping ratio of 4.49 to 1 and a life of mine of 13.4 years.

The milling circuit includes crushing, grinding, gravity, flotation, pressure oxidation and carbon-in-pulp leaching (CIP).  Metallurgical test work indicates that the use of the pressure oxidation technology prior to leaching improves the overall gold recoveries to 87.5%.  The study provides for the low sulphide tailings, without cyanide, to be stored in a flotation thickened tailings pond and the tailings from the autoclave circuit would be stored in a specifically designed impoundment.

The pre-production capital costs and sustaining costs for the Hosco deposit are estimated, respectively, at $422 million and $97 million.  The average operating cash cost is estimated at US$716 per ounce of gold and $25.32 per tonne milled.  The financial analysis, using a price of gold of US$1,350 per ounce using a 5% discount rate, indicates a pre-tax net present value (“NPV”)  of $112 million with a pre-tax internal rate of return (“IRR”) of 8.7% and a payback period of 8.2 years.  On an after tax basis, Aurizon estimates that the IRR is 6.5%.

News Release – August 9, 2012 Aurizon Reports Second Quarter 2012 Results	Page | 6

The Feasibility Study indicates that the Hosco deposit generates a positive return at three-year trailing average gold prices; however, in terms of capital allocation, the Company has decided to defer development and permitting of the Hosco deposit.  However, the Company will continue to pursue exploration of the Heva deposit and the Hosco West Extension areas, which, if successful, could lead to a staged and perhaps more financially beneficial development strategy at Joanna.

Four drills were active during the second quarter of 2012 focusing on the Heva and Hosco West Extension areas.

As announced during the year, assays have been received from eighty nine drill holes, of which sixty drill holes returned between one and five mineralized intersections, calculated with a minimum cut-off of 0.5 grams of gold per tonne over 5 metres above a vertical depth of 200 metres.  Nineteen holes returned one to three positive intervals down to a maximum depth of 400 metres, using a cut-off grade of 3 grams of gold per tonne over a minimum thickness of 3 metres.  Based on the encouraging results obtained to date, deeper holes to follow the continuity of the mineralization down dip to 600 metres will commence shortly.

The reconnaissance drilling on the Heva deposit is nearing completion.  An in-pit resource update of Heva will be performed during the year.  In addition, the interpretation of the higher grade trends shows a well-defined plunge, and has the potential to move the project toward a combination of surface and underground production targets.

Initial metallurgical test work of the Heva mineralization indicates that it is non-refractory, and could potentially deliver high recoveries through direct cyanidation of the ore.

Exploration and feasibility study expenditures at Joanna during the second quarter totalled $2.8 million and for the first half of 2012 totalled $5.5 million.

Marban Property

The Phase 2 drill program comprising 90 drill holes and nine (9) extensions of previous holes was completed in May, 2012 with 34,656 metres of drilling completed using four drill rigs.  The 2010 to 2012 drill programs have confirmed that mineralization extends between surface to an approximate depth of 500 metres.  The programs have also led to the discovery of a shallow area called the Western High Grade Zone and the identification of the Eastern Down Dip Zone.  The Eastern Down Dip Zone is located below a vertical depth of 250 metres and remains open at depth and laterally.

Also received during the second quarter 2012, were preliminary metallurgical test results conducted by SGS Mineral Services on two composite samples which indicated favourable gold recoveries.  Ore cyanidation testing produced results ranging from 95.4% to 97.6% gold recoveries.

An updated mineral resource estimate based on the Phase One drill results, as well as basic technical studies, including metallurgical test work, are nearing completion and undergoing final review.

Expenditures during the second quarter 2012 totalled $1.6 million and year to date totalled $4.3 million.  Aurizon may earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.

Fayolle Property

Early in the second quarter, the Company completed a 7,136 metre drill program, on drill targets located in the eastern extension of the main mineralized breccia of the Fayolle deposit.  A total of 59,381 metres have been drilled on the project since Aurizon’s involvement in the property.

Expenditures during the second quarter 2012 totalled $0.3 million and year to date totalled $1.6 million.  A new resource estimation on the Fayolle deposit is nearing completion which will determine the Company’s next phase of exploration activities.

News Release – August 9, 2012 Aurizon Reports Second Quarter 2012 Results	Page | 7

Aurizon may earn up to a 65% interest in the Fayolle property, subject to an underlying 2% net smelter royalty. The Fayolle Property comprises 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break and is situated 10 kilometres north of Aurizon’s Joanna Project in north-western Quebec.

Duverny Property

During the second quarter 2012, twenty-one diamond drill holes totalling 4,441 metres were completed to test a series of geophysical and soil anomalies located within the Chicobi fault corridor where narrow, high grade gold vein mineralization was discovered in the 1930’s.  Pending assay results will determine the next phase of exploration activities.

Expenditures during the second quarter 2012 totalled $0.5 million. Aurizon owns a 100% interest in 144 mineral claims covering 6,200 hectares, 25 kilometres northeast of Amos, Quebec which include 14 mineral claims which are subject to a royalty.

Rex South Property

The receipt and evaluation of the results of the Rex South 2011 exploration program have resulted in the Company’s decision not to continue the earn-in of this early stage project. This decision was made in the context of the significant capital required to define and develop a mineral deposit large enough to provide robust economics for this remote, far northern project.

Exploration costs incurred in the first half of 2012 together with costs associated with decommissioning a remote camp totalled $0.6 million.  In addition, $0.3 million of capitalized costs were charged to earnings.

Other Exploration Activities

Various sampling and geophysical activities were conducted during the second quarter 2012 on two joint venture projects, the Duvay and Opinaca-Wildcat projects, where $0.2 million and $0.6 million respectively, was expended in the second quarter 2012.

OUTLOOK

Casa Berardi Operations

Based upon first half results and a review of the mine plan for the balance of 2012, Casa Berardi production guidance for the full year has been lowered to approximately 150,000 ounces, compared to previous guidance of 155,000 - 160,000 ounces of gold.  Total cash costs for the full year are now estimated at approximately US$645 per ounce, assuming a Canadian dollar exchange rate at parity against the US dollar for the balance of the year, compared to previous guidance of US$600 per ounce and exchange rates at parity.

Onsite mining, milling and administration costs for 2012 are expected to decrease from $147 per tonne experienced in the first half of 2012 and average $143 per tonne for the year, compared to the $134 per tonne guidance provided at the beginning of the year.

Capital expenditures at Casa Berardi, funded from operating cash flow, are estimated to total $46 million in the second half of 2012, to continue with three major capital projects: shaft sinking and underground development; construction of a paste backfill plant to maximize the extraction of high grade ore from Zone 113 and allow greater mining flexibility; and continued replacement of mobile equipment.

An additional $4.5 million will be invested on exploration at Casa Berardi in the second half of 2012 which will include approximately 36,000 metres of surface and underground diamond drilling.  Up to 3 surface and 5 - 7 underground drill rigs will continue to be active during the course of 2012.  These costs will be capitalized as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as identifying extensions of these structures.

The manpower transition from contract miners at Casa Berardi to Aurizon employees that was announced on April 2, 2012, has been going well.  The change to owner mining is expected to assist the Company in recruiting, attracting, and retaining miners.  The transition is expected to be completed in the third quarter 2012.

News Release – August 9, 2012 Aurizon Reports Second Quarter 2012 Results	Page | 8

Exploration properties

Exploration activities in the second half of 2012 will continue to focus on the Heva and Hosco West Extension areas of the Joanna property.  The Heva deposit resource inventory includes 270,000 ounces at 1.9 grams of gold per tonne in the measured and indicated mineral resource category and 421,000 ounces at 1.7 grams of gold per tonne in the inferred mineral resource category using a cut-off grade of 0.5 grams of gold per tonne over a minimum width of 5 metres.  A resource update at Marban is expected shortly which will assist the Company in developing the next phase of exploration at this advanced stage project.

Exploration activities in the second half of 2012 for the resource expansion at Joanna and Marban together with regional exploration at the Company’s early stage projects are estimated to total $6.2 million.

Corporate Development

Aurizon continues to focus on its organic growth within the Abitibi area and evaluate accretive opportunities within the Americas to enhance its reserve and production profile.

NON-GAAP MEASURES

Realized gold price per ounce

Realized gold price per ounce is a non-GAAP measure and is calculated by adjusting revenue for silver by-product sales and then dividing that by the gold ounces sold and the average realized Bank of Canada Cad$/US$ exchange rate.  For the second quarter of 2012, there were silver sales adjustments totalling $0.2 million, matching silver sales adjustments totalling $0.2 million in the same period of 2011.  For the first half of 2012, there were silver sales adjustments totalling $0.5 million, compared to silver sales adjustments totalling $0.4 million in the same period of 2011.

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of comprehensive income and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne are calculated by adjusting operating costs as shown in the statements of comprehensive income for inventory adjustments and then dividing that by the tonnes processed through the mill.  For the second quarter of 2012, operating costs were increased by inventory adjustments of $0.5 million compared to no operating cost adjustments required in 2011 for inventory adjustments.  For the first half of 2012, operating costs were decreased by inventory adjustments of $1.5 million compared to an operating cost increase of $0.6 million in 2011 from inventory adjustments.

News Release – August 9, 2012 Aurizon Reports Second Quarter 2012 Results	Page | 9

Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the second quarter of 2012, the average realized gold price was US$1,592 less total cash costs of US$671 for an operating profit margin of US$921, compared to an average realized gold price of US$1,521 less total cash costs of US$544 for an operating profit margin of US$977 in 2011.

For the first half of 2012, the average realized gold price was US$1,639 less total cash costs of US$676 for an operating profit margin of US$963, compared to an average realized gold price of US$1,462 less total cash costs of $580 for an operating profit margin of US$882 in 2011.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)

EBITDA is a non-GAAP measure and is calculated by adjusting the net profit or loss to exclude depreciation and amortization charges, finance expense, finance income, and income tax expense.  The following table provides a reconciliation of net profit to EBITDA for the three and six months ended June 30:

	Three months ended		Six months ended
	2012	2011	2012	2011

Net profit for the period	$8,552	$6,604	$16,815	$9,048

Depreciation and amortization	10,741	8,683	18,581	16,721
Finance income	(508)	(330)	(1,082)	(669)
Finance costs	229	241	452	442
Income tax expense	6,374	12,659	13,008	15,111
EBITDA	$25,388	$27,857	$47,774	$40,653

SUMMARY OF QUARTERLY RESULTS (Unaudited)

	2012		2011				2010
in thousands of Canadian dollars, except per share data	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Revenue	$60,852	$56,753	$85,683	$68,144	$58,960	$47,212	$48,558	$39,882
Cost of sales	(36,193)	(30,822)	(38,914)	(29,736)	(29,847)	(29,228)	(27,843)	(27,223)
Gross profit	24,659	25,931	46,769	38,408	29,113	17,984	20,715	12,659
General and administrative costs	4,211	4,856	4,268	5,025	4,168	6,086	5,659	2,918
Exploration costs	5,435	6,686	6,229	7,037	6,098	7,104	5,372	5,471
Net profit	8,552	8,263	21,810	13,071	6,604	2,446	7,004	2,307
Earnings per share – basic and diluted	0.05	0.05	0.13	0.08	0.04	0.02	0.04	0.02

Financial results for the last eight quarters reflect higher realized Canadian dollar gold prices and rising production costs.  The average realized Canadian dollar gold price in the second quarter of 2012 was $1,592 per ounce and for the calendar year 2011 was $1,567 per ounce, 33% higher than the $1,180 per ounce in the 2010 calendar year.

News Release – August 9, 2012 Aurizon Reports Second Quarter 2012 Results	Page | 10

OUTSTANDING SHARE DATA

As of August 6, 2012, Aurizon had 164,408,202 common shares issued and outstanding.  In addition, 9,089,850 incentive stock options representing 5.5% of outstanding share capital are outstanding and exercisable into common shares at an average price of $5.62 per share.

Common Shares (TSX – ARZ & NYSE MKT – AZK)
	June 30,	December 31,
	2012	2011
Issued	164,400,702	163,073,027
Fully-diluted	173,528,052	173,983,052
Weighted average	164,320,369	162,623,135

Additional Information

Additional information about the Company’s Casa Berardi Mine and Joanna Gold Development projects as required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Company's Annual Information Form for the year ended December 31, 2011, and the latest Technical Reports on each project, copies of which can be found under Aurizon’s profile on SEDAR at www.sedar.com and are also available on the Company’s website at www.aurizon.com.

Qualified Person and Quality Control

Information of a scientific or technical nature in this document was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

Conference Call and Webcast

Aurizon management will host a conference call and live webcast for analysts and investors on Thursday, August 9, 2012 at 8:00 a.m. Pacific Daylight Time (11:00 a.m. Eastern Daylight Time) to review the results.

Conference Call Numbers: Canada & USA Toll Free Dial In: 1-800-319-4610 or outside Canada & USA Call: 1-604-638-5340.

The call is being webcast and can be accessed at Aurizon's website at www.aurizon.com or enter the following URL into your web browser:  http://services.choruscall.ca/links/aurizon120809.html.

Those who wish to listen to a recording of the conference call at a later time may do so by calling: Canada & USA Toll Free: 1-800-319-6413 or outside Canada & USA: 1-604-638-9010, (Code: 1001#).  A replay of the call will be available until Thursday, August 16, 2012.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com
FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.
George Paspalas, President & CEO
Ian S. Walton, Executive Vice President & CFO
Suite 1120, Cathedral Place, 925 W. Georgia Street
Vancouver, BC  V6C 3L2
Telephone: 604-687-6600    Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Toll Free: 1-800-411-GOLD (4653) Investor Relations: jennifer.north@aurizon.com
Email: info@aurizon.com   Website:  www.aurizon.com

News Release – August 9, 2012 Aurizon Reports Second Quarter 2012 Results	Page | 11

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, onsite mining, milling and administration costs for 2012, anticipated ore throughput and grades for 2012, timing for the completion of the shaft deepening project at Casa Berardi, estimated timing for completion of the manpower transition project at Casa Berardi, estimated mineral reserves and resources, timing of updated resource estimates for the Marban and Fayolle projects, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2012, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, and with respect to mineral reserves and resource estimates, the key assumptions and parameters on which such estimates are based, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of operating and exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS
As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

News Release – August 9, 2012 Aurizon Reports Second Quarter 2012 Results	P a g e | 12

Aurizon Mines Ltd.
Interim Balance Sheets (Unaudited)
(Expressed in thousands of Canadian dollars, unless otherwise stated)

As at,	June 30, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$ 207,869	$ 213,486
Marketable securities	858	864
Inventories	14,795	12,545
Accounts receivable and other	8,749	9,474
Derivative instrument assets	-	357
Tax credits receivable	3,842	5,210
Total current assets	236,113	241,936
Non-current assets
Property, plant and equipment	180,042	164,783
Mineral properties	4,945	4,995
Deferred finance costs	261	343
Other assets	4,995	6,324
Total non-current assets	190,243	176,445
TOTAL ASSETS	$ 426,356	$ 418,381
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 28,558	$ 25,788
Current income and resource tax liabilities	5,163	18,338
Total current liabilities	33,721	44,126
Non-current liabilities
Provisions	16,613	16,153
Deferred tax liabilities	30,652	36,918
Total non-current liabilities	47,265	53,071
Total liabilities	80,986	97,197
EQUITY
Shareholders’ equity
Issued capital	281,855	274,165
Contributed surplus	2,447	1,170
Stock based compensation	17,621	18,711
Accumulated other comprehensive losses	(892)	(386)
Retained earnings	44,339	27,524
Total shareholders’ equity	345,370	321,184
TOTAL LIABILITIES AND EQUITY	$ 426,356	$ 418,381

News Release – August 9, 2012 Aurizon Reports Second Quarter 2012 Results	P a g e | 13

Aurizon Mines Ltd.
Interim Statements of Comprehensive Income (Unaudited)
(Expressed in thousands of Canadian dollars, except for per share data)

	Three months ended		Six months ended
For the periods,	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Revenue	$ 60,852	$ 58,960	$ 117,605	$ 106,171
Less cost of sales	(36,193)	(29,847)	(67,016)	(59,074)
Gross profit	24,659	29,113	50,589	47,097

Other operating expenses
Exploration costs	(5,435)	(6,098)	(12,120)	(13,202)
General and administration costs	(4,211)	(4,168)	(9,069)	(10,254)
Other net gains (losses)	(366)	4	150	(32)
Operating profit	14,647	18,851	29,550	23,609

Finance income	508	330	1,082	669
Finance costs	(229)	(241)	(452)	(442)
Other derivative gains (losses)	-	323	(357)	323
Profit before income tax	14,926	19,263	29,823	24,159

Income tax expense	(6,374)	(12,659)	(13,008)	(15,111)
NET PROFIT FOR THE PERIOD	8,552	6,604	16,815	9,048

Other comprehensive loss
Non-cash loss on marketable securities	(323)	(272)	(506)	(303)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$ 8,229	$ 6,332	$ 16,309	$ 8,745

Weighted average number of common shares outstanding – Basic	164,320	162,409	163,835	162,318
Earnings per share - Basic	$ 0.05	$ 0.04	$ 0.10	$ 0.05
Weighted average number of common shares outstanding – Diluted	164,822	164,115	164,395	164,463
Earnings per share – Diluted	$ 0.05	$ 0.04	$ 0.10	$ 0.05

News Release – August 9, 2012 Aurizon Reports Second Quarter 2012 Results	P a g e | 14

Aurizon Mines Ltd.
Interim Statements of Cash Flows (Unaudited)
(Expressed in thousands of Canadian dollars, unless otherwise stated)

	Three months ended		Six months ended
For the periods,	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Operating activities
Net profit for the period	$ 8,552	$ 6,604	$ 16,815	$ 9,048
Adjustments for non-cash items:
Depreciation and amortization	10,741	8,683	18,581	16,721
Share-based compensation	1,284	999	2,558	2,396
Deferred income tax (recovery) expense	(770)	4,274	(6,266)	4,544
Refundable and non-refundable taxes	(960)	(2,185)	2,355	(4,428)
Derivative losses (gains)	-	(323)	357	(323)
Other	174	387	974	1,719
	19,021	18,439	35,374	29,677
Decrease (increase) in non-cash working capital items	2,697	4,617	(10,232)	7,915
Net cash provided by operating activities	21,718	23,056	25,142	37,592

Investing activities
Property, plant and equipment	(18,871)	(12,359)	(34,106)	(22,905)
Mineral properties	(200)	(130)	(230)	(160)
Other investing activities	3,500	(500)	(1,742)	(918)
Net cash used in investing activities	(15,571)	(12,989)	(36,078)	(23,983)

Financing activities
Issuance of shares	3,020	433	5,319	826
Deferred finance costs	-	(15)	-	(492)
Long-term obligations	-	(773)	-	(773)
Net cash provided (used) by financing activities	3,020	(355)	5,319	(439)

NET INCREASE IN CASH AND CASH EQUIVALENTS	9,167	9,712	(5,617)	13,170
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	198,702	142,799	213,486	139,341
CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 207,869	$ 152,511	$ 207,869	$ 152,511